FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-7616

PIONEER CORPORATION
(Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
For Immediate Release July 28, 2004
CONSOLIDATED FINANCIAL STATEMENTS OF PIONEER CORPORATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: July 29, 2004	By	/s/ Kaneo Ito Kaneo Ito President and Representative Director

This report on Form 6-K contains the following:

1.	The announcement released by the Company to the press in Japan dated July 28, 2004, concerning its consolidated first-quarter business results for the period ended June 30, 2004.

For Immediate Release
July 28, 2004

Pioneer Announces First-Quarter Results for Fiscal 2005

TOKYO — Pioneer Corporation today announced its consolidated first-quarter business results for the period ended June 30, 2004.

Consolidated Financial Highlights

	(In millions of yen except per share information)
	First quarter ended June 30
			% to
			prior
	2004	2003	year
Operating revenue	¥163,487	¥152,469	107.2
Operating income	¥5,004	¥7,679	65.2
Income from continuing operations before income taxes	¥4,239	¥7,380	57.4
Income from continuing operations	¥1,497	¥3,029	49.4
Net income	¥1,497	¥2,939	50.9
Basic earnings per share:
Income from continuing operations	¥8.53	¥17.27
Loss from discontinued operations, net of tax	—	¥(0.52)
Net income	¥8.53	¥16.75
Diluted earnings per share:
Income from continuing operations	¥7.46	¥17.26
Loss from discontinued operations, net of tax	—	¥(0.51)
Net income	¥7.46	¥16.75

Note:	As a result of the sales of subsidiaries in the audio/video software business in fiscal 2004, the operating results of the discontinued operations have been reclassified as a separate line item in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Consolidated Business Results
For the first quarter of fiscal 2005, ended June 30, 2004, consolidated operating revenue was ¥163,487 million (US$1,513.8 million), a 7.2% increase over the corresponding period in the previous year. For the same period, operating income was ¥5,004 million (US$46.3 million), a 34.8% decrease, and net income decreased by 49.1% to ¥1,497 million (US$13.9 million). The average value of the yen was up 7.9% against the U.S. dollar and up 1.8% against the euro from the corresponding period in the previous year.

Home Electronics sales increased 1.7% from the corresponding period in the previous year to ¥51,967 million (US$481.2 million). In Japan, sales decreased by 12.6% to ¥13,855 million (US$128.3 million), due to a decline in sales of recordable DVD drives for personal computers and audio products, despite the sales increase of DVD recorders and home-use plasma displays. Overseas sales increased 8.2% to ¥38,112 million (US$352.9 million), due to rises in sales of home-use plasma displays and DVD recorders worldwide, despite a decline in sales of DVD players and audio products worldwide, as well as digital cable TV set-top boxes in North America.

Car Electronics sales amounted to ¥79,555 million (US$736.6 million), up 6.4% over the corresponding period in the previous year. In Japan, sales increased 3.1% to ¥32,331 million (US$299.4 million). This resulted from continuous strong sales of car navigation systems to automobile manufacturers, despite the decreased sales in consumer markets of both car navigation systems, due to new model switches in this quarter later than in the corresponding quarter of the previous fiscal year, and car audio products. Overseas sales increased 8.8% to ¥47,224 million (US$437.3 million), due to growth in sales of car navigation systems in North America and Europe as well as higher sales of car audio products in other regions.

Royalty revenue from Patent Licensing decreased 15.9% from the corresponding period in the previous year to ¥2,875 million (US$26.6 million). This reflects the expiration of the Company’s optical disc-related patents in certain areas.

Others sales increased 25.2% from the corresponding period in the previous year to ¥29,090 million (US$269.4 million). In Japan, sales decreased 2.5% to ¥12,653 million (US$117.2 million) reflecting a shift in sales to China of semiconductors related to laser pickups and lower sales of business-use plasma displays, despite the increase in sales of factory-automation systems. Overseas, sales were up 60.2% to ¥16,437 million (US$152.2 million), due to increased sales of optical disc manufacturing systems in Asia and semiconductors related to laser pickups in China, despite the decrease in sales of business-use plasma displays.

Operating income decreased 34.8% from the corresponding period of the previous year to ¥5,004 million (US$46.3 million). This was despite increased net sales, and reflected a decrease in gross profit margin due to intensified competition and adverse effects of the stronger yen against major currencies. Net income came to ¥1,497 million (US$13.9 million), a 49.1% decrease from the corresponding period of last year, due to a decrease of operating income.

Basic net income per share of common stock was ¥8.53 (US$0.08), compared with ¥16.75 for the corresponding period in the previous year. Diluted net income per share was ¥7.46 (US$0.07), compared with ¥16.75 for the corresponding period in the previous year.

Cash Flows
Cash flows from operating activities decreased by ¥11,981 million to ¥5,676 million (US$52.6 million) net cash used, compared with ¥6,305 million net cash provided in the corresponding period of the previous year. This decrease is mainly attributable to increased operating capital requirement, resulting from increases in inventories and payments for income taxes and employee bonuses. Net cash used in investing activities was ¥13,283 million (US$123.0 million), up by ¥2,645 million compared with ¥10,638 million cash used in the corresponding period last year, mainly due to an increase in capital expenditures.

Business Forecasts for Fiscal 2005
Our consolidated business forecasts for fiscal 2005, ending March 31, 2005, are unchanged from those announced on April 27, 2004, which are shown below. We assume average yen-U.S. dollar and yen-euro exchange rates for the remaining period of fiscal 2005 of ¥105 and ¥130, respectively.

Projections for fiscal 2005
announced on April 27, 2004
Operating revenue	¥800,000 million
Operating income	¥50,000 million
Income before income taxes	¥48,000 million
Net income	¥25,000 million

Cautionary Statement with Respect to Forward-Looking Statements
Statements made in this release with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.

Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.

# # # # # #

The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of ¥108=US$1.00, the approximate rate prevailing on June 30, 2004.

Attached are consolidated financial statements.

For further information, please contact:
Investor Relations Department, Corporate Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6774 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/corp/ir/index-e.html

Pioneer Corporation and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS OF PIONEER CORPORATION

(1) OPERATING REVENUE BY SEGMENT

(In millions of yen)

	Three months ended June 30
	2004		2003
					% to
		% to		% to	prior
	Amount	Total	Amount	Total	year
Domestic	¥13,855	8.5	¥15,857	10.4	87.4
Overseas	38,112	23.3	35,218	23.1	108.2

Home Electronics	51,967	31.8	51,075	33.5	101.7

Domestic	32,331	19.8	31,344	20.6	103.1
Overseas	47,224	28.9	43,394	28.4	108.8

Car Electronics	79,555	48.7	74,738	49.0	106.4

Domestic	—	—	—	—	—
Overseas	2,875	1.8	3,418	2.2	84.1

Patent Licensing	2,875	1.8	3,418	2.2	84.1

Domestic	12,653	7.7	12,979	8.5	97.5
Overseas	16,437	10.0	10,259	6.8	160.2

Others	29,090	17.7	23,238	15.3	125.2

Domestic	58,839	36.0	60,180	39.5	97.8
Overseas	104,648	64.0	92,289	60.5	113.4

Total	¥163,487	100.0	¥152,469	100.0	107.2

(2) CONSOLIDATED STATEMENTS OF INCOME

(In millions of yen)

	Three months ended June 30
	2004	2003
Operating revenue:
Net sales	¥160,612	¥149,051
Royalty revenue	2,875	3,418

	163,487	152,469

Operating costs and expenses:
Cost of sales	117,277	103,873
Selling, general and administrative	41,206	40,917

	158,483	144,790

Operating income from continuing operations	5,004	7,679
Other income (expenses):
Interest income	358	411
Foreign exchange loss	(933)	(516)
Interest expense	(374)	(440)
Other—net	184	246

	(765)	(299)

Income from continuing operations before income taxes	4,239	7,380
Income taxes	1,607	2,988
Minority interest in losses (earnings) of subsidiaries	(290)	114
Equity in losses of affiliated companies	(845)	(1,477)

Income from continuing operations	1,497	3,029
Loss from discontinued operations, net of tax	—	(90)

Net income	¥1,497	¥2,939

Pioneer Corporation and Subsidiaries

(3) CONSOLIDATED BALANCE SHEETS

(In millions of yen)

	June 30		March 31

	2004	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	¥168,962	¥136,800	¥192,419
Available-for-sale securities	—	154	—
Trade receivables, less allowance	104,629	103,175	112,055
Inventories	127,499	109,731	107,806
Others	66,794	69,055	67,508

Total current assets	467,884	418,915	479,788
Investments and long-term receivables	33,267	26,668	33,725
Property, plant and equipment, less depreciation	160,512	149,086	156,201
Intangible assets	18,270	16,261	18,966
Other assets	35,208	43,805	33,862

	¥715,141	¥654,735	¥722,542

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	¥23,732	¥35,891	¥27,837
Trade payables	87,776	78,468	79,439
Others	97,803	98,174	116,022

Total current liabilities	209,311	212,533	223,298
Long-term debt	89,563	28,610	89,691
Other long-term liabilities	58,938	71,514	58,771
Minority interests	18,077	17,951	17,844
Shareholders’ equity:
Common stock	49,049	49,049	49,049
Capital surplus	82,549	82,209	82,464
Retained earnings	275,215	256,205	273,718
Accumulated other comprehensive income (loss)	(57,094)	(52,882)	(61,829)
Treasury stock	(10,467)	(10,454)	(10,464)

Total shareholders’ equity	339,252	324,127	332,938

	¥715,141	¥654,735	¥722,542

Breakdown of accumulated other comprehensive income (loss)
Minimum pension liability adjustments	¥(22,315)	¥(32,135)	¥(22,930)
Net unrealized holding gain on securities	9,296	4,700	9,103
Cumulative foreign currency translation adjustments	(44,075)	(25,447)	(48,002)

Total accumulated other comprehensive income (loss)	¥(57,094)	¥(52,882)	¥(61,829)

Pioneer Corporation and Subsidiaries

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of yen)

	Three months ended June 30
	2004	2003
I. Operating activities:
Net income	¥1,497	¥2,939
Income from discontinued operations, net of tax	—	90
Depreciation and amortization	10,509	9,019
Decrease in trade receivables	8,609	8,922
Increase in inventories	(18,808)	(14,910)
Increase in trade payables	7,244	9,170
Decrease in other accrued liabilities	(12,730)	(8,052)
Other	(1,997)	(873)

Net cash provided by (used in) operating activities	(5,676)	6,305

II. Investing activities:
Payment for purchase of fixed assets	(13,638)	(10,960)
Other	355	322

Net cash used in investing activities	(13,283)	(10,638)

III. Financing activities:
Increase (decrease) in short-term borrowings and long-term debt	(4,069)	634
Dividends paid	(2,193)	(1,754)
Other	(103)	(189)

Net cash used in financing activities	(6,365)	(1,309)

Effect of exchange rate changes on cash and cash equivalents	1,867	(38)

Net decrease in cash and cash equivalents	(23,457)	(5,680)
Cash and cash equivalents, beginning of period	192,419	142,480

Cash and cash equivalents, end of period	¥168,962	¥136,800

I + II Free cash flow	¥(18,959)	¥(4,333)

Pioneer Corporation and Subsidiaries

(5) SEGMENT INFORMATION

The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.

<Business Segments>

(In millions of yen)

	Three months ended June 30
	2004		2003		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Home Electronics	¥52,496	¥(3,794)	¥51,661	¥(4,364)	101.6	—
Car Electronics	79,601	6,257	75,084	7,910	106.0	79.1
Patent Licensing	3,262	2,924	3,853	3,289	84.7	88.9
Others	37,255	504	31,674	(734)	117.6	—

Total	172,614	5,891	162,272	6,101	106.4	96.6
Corporate and elimination	(9,127)	(887)	(9,803)	1,578	—	—

Consolidated total	¥163,487	¥5,004	¥152,469	¥7,679	107.2	65.2

Notes:

1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

2.	The consolidated financial statements include the accounts of the parent company and 127 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

3.	As a result of the sales of subsidiaries in the audio/video software business in fiscal 2004, the operating results of the discontinued operations are presented as a separate line item in consolidated statements of income in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Reclassifications have been made to consolidated statements of cash flows and segment information to conform to this presentation.

4.	At the year end of fiscal 2004, the Company changed business segment classification for certain businesses. Results related to recordable DVD drives have been moved from “Others” to “Home Electronics,” and results related to plasma displays for business use have been moved from “Home Electronics” to “Others.” Corresponding figures for the previously reported operating revenue by segment and segment information have been reclassified accordingly.